Fiscal year covered by the statement: 1/1/2023 to 12/31/2023
Name of the entity filing the statement: Orford Mining Corporation
Names of the subsidiaries for which the entity files the statement: N/A
Certificate
I certify that I have examined the information contained in the statement of Orford Mining Corporation for the fiscal year that began on 1/1/2023 and ended on 12/31/2023. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.
Full name of the officer or director: Gregory Fisher
Title of position: Director, Secretary and Treasurer
Date: May 30, 2024

Signature
_/s/ Gregory Fisher_______________________